Syngenta AG Schwarzwaldallee 215 CH-4002 Basel Switzerland www.syngenta.com

VIA EDGAR SUBMISSION

Ms. Cecilia Blye, Chief

Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549

Basel, June 12, 2017

Re:	Syngenta AG Form 20-F for the Fiscal Year Ended December 31, 2016 Filed February 16, 2017 File No. 1-15152

Dear Ms. Blye:

This letter is in response to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the letter from the Staff dated May 24, 2017 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 20-F of Syngenta AG (“Syngenta” or the “Company”) filed February 16, 2017 (the “Annual Report”).

Set forth below are responses to the Staff’s comments, as set forth in the Comment Letter. References to page numbers in the below responses are to the page numbers of the Annual Report.

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Form 20-F for the Year Ended December 31, 2016

Risk Factors, page 5

Syngenta conducts business in most countries of the world, including certain high-risk countries…, page 12

1.	You disclose that you have minor operations in Sudan, and your website lists an office in Sudan and products sold in Sudan. As you are aware, Sudan is designated by the U. S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan since your letter to the staff dated June 19, 2014, whether through subsidiaries, distributors, resellers, affiliates, or other direct or indirect arrangements. You should describe any products or services, you have provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the Sudanese government.

Syngenta submits the following information to the Staff on its contacts with Sudan, (in each case reflecting developments since the letter to the Staff dated June 19, 2014), including the nature and extent of Syngenta’s past, current and anticipated contacts with Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements and any products, technology or services Syngenta has provided to Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts Syngenta has had with the government of Sudan or entities controlled by those governments.

Since 2014, sales of products in Sudan have continued to consist primarily of herbicides, fungicides, insecticides, seed treatments and seeds. As disclosed on pages 18 to 29 of the Annual Report, these products are designed for use in the agricultural industry.

As disclosed on pages 35 to 38 of the Annual Report, Syngenta’s Lawn & Garden business, which comprises approximately 5 percent of Syngenta’s total sales, provides professional growers and consumers with flowers, turf, landscape and professional pest management products. Certain of these Lawn & Garden products are also marketed in Sudan. Syngenta operates an internal approval system whereby all shipments of products to Sudan must be pre-approved as compliant by two corporate functions. As part of this system customers and vendors are pre-screened against international denied party lists, including those published by the U.S. Treasury Department’s Office of Foreign Assets Control. It is Syngenta’s belief that its operations in Sudan have been and are in compliance with applicable laws and regulations.

Syngenta operates a representative office in Sudan, currently staffed by seven employees plus two contractors, which is engaged primarily in providing (i) marketing support for Syngenta’s import of products to distributors in Sudan, (ii) marketing and technical advice to distributors in Sudan and (iii) technical advice to farmers on the use of Syngenta’s products. The only agreements, commercial arrangements or other contacts Syngenta has or had with the government of Sudan or entities controlled by the government of Sudan consist of interactions related to the fulfillment of administrative duties, taxation and compliance with local laws and regulations, and sales of goods through government tenders. The products Syngenta has sold and continues to sell in Sudan are agricultural pesticides used to treat cotton, sugarcane, fruit and vegetables, with certain of the products having additional application in public health.

2.	You told us in the 2014 letter that you ended your operations in Syria in 2011. As you are aware, Syria is also a U.S.-designated state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. We note that a third party website includes an undated listing for a Syngenta Agro Services AG office Damascus, Syria. Please tell us whether you have engaged in Syria-related operations since the 2014 letter. If you have engaged in such operations, please provide us with the same information about your contacts with Syria as we requested with respect to your contacts with Sudan.

As noted in the 2014 letter, Syngenta closed its office in Syria in September 2011. Since then, Syngenta has made no sales in Syria of any of its products, has had no employees, contractors or assets in Syria, and has had no contact, either directly or indirectly, with the Syrian government.

3.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

There have been no operations in Syria since the closing of the office there in September 2011.

Syngenta has noted in its current and past Annual Reports the existence of its operations in Sudan, which would alert any investor that might consider Syngenta having any operations in Sudan to be material. For the reasons set forth below, Syngenta does not believe that its operations in Sudan have materially affected its reputation or share value, or that they constitute a material investment risk to its security holders, and, therefore, that no incremental disclosure is required.

Syngenta has considered materiality in this letter based on quantitative factors as well as qualitative factors that it believes a reasonable investor would deem important in making an investment decision, including the potential impact on Syngenta’s reputation and share value arising from operations in countries which are identified by the U.S. government as state sponsors of terrorism and subject to U.S. economic sanctions. Syngenta acknowledges, and is sensitive to, the economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control on such countries.

First, as a quantitative matter, in Sudan, during each of the three years ended December 31, 2014, 2015 and 2016 and during the five months ended May 31, 2017:

•	sales were less than $8 million (less than 0.1 percent of Syngenta’s total annual sales);

•	the value of fixed assets, consisting primarily of office equipment and automobiles, did not exceed $1 million;

•	the value of other assets (primarily product inventory and receivables from customers) fluctuated at a peak level less than or near to annual sales; and

•	liabilities were a de minimis amount.

Accordingly, Syngenta respectfully submits that its operations in Sudan are quantitatively immaterial to its business, financial condition and results of operations.

Syngenta will continue to monitor carefully its operations in Sudan. Syngenta has no current plans to increase significantly the size of, or alter the nature of, its operations in Sudan. However, should the quantitative size or qualitative nature of these operations become significant or pose a material investment risk to its security holders, Syngenta will provide additional disclosure regarding such operations in its Annual Report on Form 20-F, to the extent management believes it would be deemed important by a reasonable investor in making an investment decision.

Syngenta is aware of various state and municipal governments, universities, and other investors having proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. In this regard, since 2014, Syngenta has not received any inquiries regarding the nature and extent of its operations in Sudan or past operations in Syria. In addition, Syngenta is not aware of any instances since 2014 of any investor’s decision to divest their Syngenta shares because Syngenta operates in one or more of the subject countries. Syngenta has not identified any other actions towards it or its securities which are related to any proposed or adopted divestment or similar initiatives or any material divestments of Syngenta’s securities as a result of such initiatives.

As of May 24, 2017, approximately 97.4% of Syngenta shares had been tendered to China National Chemical Corporation. The remaining publicly held Syngenta shares are not significant and, therefore, Syngenta believes there is negligible potential impact of the investor sentiment evidenced by divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Further, Syngenta confirms that it has considered the relevance of such initiatives to Syngenta’s business activities and does not believe that such initiatives have affected or will affect materially its reputation or share value or have or will lead to the material divestment of Syngenta’s securities but notes that the Annual Report discloses such initiatives, which would alert any investor that might consider them material.

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Please do not hesitate to call me or James Halliwell, Group Financial Controller (+41-61-323-1111), with any questions you may have with respect to the foregoing. Alternatively, during non-Swiss business hours, please feel free to contact Michael Kaplan (212-450-4111) of Davis Polk & Wardwell LLP, Syngenta’s counsel, with respect to this letter.

Very truly yours, /s/ Mark Patrick	/s/ James Halliwell

Mark Patrick Chief Financial Officer	James Halliwell Group Financial Controller

cc:

Christoph Mäder
Syngenta AG

Michael Kaplan
Davis Polk & Wardwell LLP

Richard Broadbelt

KPMG AG